September 27, 2005



Mr. Deng Shan
Chief Executive Officer
Largo Vista Group, Ltd.
4570 Campus Drive
Newport Beach, California  92660



	Re:	Largo Vista Group, Ltd.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
      Filed April 18, 2005
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and
June 30, 2005
      Filed May 11, 2005 and August 22, 2005
Response Letters Dated July 21, 2005, August 19, 2005 and
September 9, 2005
		File No. 000-30426


Dear Mr. Shan:

      We have reviewed your filings and response letters and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2004

1. We have read your response material, including the draft amendments to your annual report on Form 10-KSB and subsequent interim reports on Form 10-QSB. We note that although you have proposed some disclosure revisions to address concerns raised in our comments, those revisions have not been made consistently throughout your documents, where similar disclosures remain as originally reported, without such revisions. Some disclosures warrant additional clarity. Please address the following points and file your amendments without further delay.

a. Expand your disclosure concerning your intention to account for shares issued to Shanghai Oil as a capital transaction to clarify that in substance the arrangement represents a stock subscription under which you expect to receive at least $0.13 per share, if consistent with your view. Include a heading immediately above the disclosure that is descriptive in this regard, and which differentiates the arrangement from your discussion of other activities. Since you are not assuming responsibilities for handling fuel oil, characterization of the assignment suggesting you will be engaged in distribution is not appropriate.

b. Revise all disclosures regarding the Shanghai Oil agreement in the
10-KSB (e.g. pages 11 and F-20) and 10-QSB (e.g. pages 9, 11 and
12)
filings, as well as the Form 8-Ks and related attachments filed
April
19, 2005 and April 1, 2005, to the extent necessary to be consistent with the revised disclosures presented under Description of Business on page 2, as further revised in response to a. above.

c. Amend your certifications to comply with the requirements of Item
601(b)(31) of Regulation S-B, as requested in prior comment 7.

Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.

	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief

cc:  Philip Englund
Mr. Deng Shan
Largo Vista Group, Ltd.
September 27, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010